Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: May 5, 2011
From: Jeffrey T. Bowman
Chief Executive Officer
__________________________________________________________________________________________________

Crawford Reports Strong 2011 First Quarter Results
Revenues up 21% and Net Income Surges 298%
Company Raises Guidance for 2011

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the first quarter ended March 31, 2011.

Consolidated Results
First quarter 2011 consolidated revenues before reimbursements totaled $285.0 million up 21% over $236.3 million reported in the 2010 first quarter. First quarter 2011 net income attributable to Crawford & Company was $12.1 million, increasing 298% over net income of $3.1 million reported in the 2010 first quarter. First quarter 2011 diluted earnings per share was $0.23 compared to $0.06 in the prior-year quarter.

During the 2010 first quarter, the Company incurred a loss on sublease of $2.0 million, after related income taxes. These costs reduced earnings per share by $0.04 for the 2010 first quarter. Similar costs were not incurred in the 2011 first quarter. Earnings per share, and the related non-GAAP adjusted diluted earnings per share, including a reconciliation for the impact of the loss on sublease, is set out in the table below:

	Quarter Ended March 31,	Quarter Ended March 31,
	2011	2010
Reported diluted earnings per share	$0.23	$0.06
Add:
Loss on sublease	—	0.04
Adjusted diluted earnings per share on a non-GAAP basis	$0.23	$0.10

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

The Company's consolidated cash and cash equivalents position as of March 31, 2011 totaled $46.7 million compared to $48.3 million at March 31, 2010 and $93.5 million at December 31, 2010. Crawford used $50.2 million of cash in operations during the 2011 first quarter, compared to $23.8 million used in the comparable 2010 period. The $26.4 million increase in cash used in operations was due to increases in unbilled revenues and accounts receivable, and reflects an additional $10.0 million in accelerated contributions to the Company's frozen U.S. defined benefit pension plan.

During the first quarter of 2011, the Company realigned two of its reportable segments by moving the Canada and Latin America/Caribbean operations from the former International Operations segment to the new Americas segment. In addition, the Company's former U.S. Property & Casualty segment is now included in the new Americas segment. The results of the former U.S. Property & Casualty segment will no longer be reported separately. The remaining operations in the former International Operations segment will now be called “Europe, Middle East, Africa, Asia Pacific” or “EMEA/AP”. EMEA/AP will include all operations in the U.K., continental Europe, the Middle East, Africa, and Asia Pacific (which includes Australia). The results of the former International Operations segment will no longer be reported separately. The changes were implemented to more closely align the segments with the current management reporting structure. The results of prior periods have been revised to conform to the current presentation of our reportable segments. The historical results of operations for 2010, 2009 and 2008, and for each quarter of 2010 and 2009, revised for these segment changes, are included in the attachments. The change in reportable segments does not have any impact on previously reported consolidated financial results.

Americas
Americas revenues before reimbursements were $85.3 million in the first quarter of 2011, increasing 1% from $84.9 million in the 2010 first quarter. During the 2011 first quarter compared to the 2010 first quarter, the U.S. dollar weakened against foreign currencies in Canada, Latin America and the Caribbean, resulting in a positive exchange rate impact to revenues of $2.3 million. Excluding the positive impact of exchange rate changes, Americas revenues would have been $83.1 million in the 2011 first quarter. Revenues generated by the Company's catastrophe adjuster group in the U.S. were $5.4 million in the 2011 first quarter, increasing from $3.2 million in the 2010 period. Americas operating expenses for the 2011 first quarter increased by $4.2 million in U.S. dollars, a 5% increase, and increased by 3% on a constant dollar basis, compared to the 2010 period. Operating earnings in the 2011 first quarter in the segment declined to $3.1 million, resulting in an operating margin of 4%, compared to operating earnings of $6.8 million, or 8% of revenues in the 2010 first quarter.

EMEA/AP
First quarter 2011 revenues before reimbursements for the EMEA/AP segment increased 16% to $79.8 million from $68.8 million for the same period in 2010. During the 2011 first quarter compared to the 2010 first quarter, the U.S. dollar was slightly stronger than most major EMEA/AP foreign currencies, resulting in a slightly negative exchange rate impact to revenues of $0.3 million. Excluding the negative impact of exchange rate changes, EMEA/AP revenues would have been $80.1 million in the 2011 first quarter. EMEA/AP operating expenses for the 2011 first quarter increased by $8.7 million in U.S. dollars, a 14% increase, and increased by $9.0 million on a constant dollar basis, compared to the 2010 period. Operating earnings increased to $7.2 million in the 2011 first quarter, up 49% from last year's first quarter operating earnings of $4.8 million. The related operating margin was 9% for the first quarter of 2011, compared to 7% in the first quarter of 2010.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Broadspire
Revenues before reimbursements from the Broadspire segment were $59.8 million in the 2011 first quarter, down 3% from $62.0 million in the 2010 quarter. Broadspire had an operating loss of $3.2 million in the 2011 first quarter, or an operating margin of (5)% of revenues, compared to an operating loss of $2.3 million, or (4)% of revenues, in the prior-year period.

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $60.2 million in the 2011 first quarter, compared to $20.7 million in the 2010 quarter, primarily the result of revenues from a special project that began in the summer of 2010. Operating earnings totaled $17.0 million in the 2011 first quarter, or an operating margin of 28% of revenues, compared to $3.3 million, or 16% of revenues, in the prior-year period. The segment's awarded project backlog totaled approximately $110.0 million at March 31, 2011 as compared to $50.7 million at March 31, 2010.

Management's Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “Our first quarter 2011 operating results reflect continued strong performance in our Legal Settlement Administration segment, and improvement in EMEA/AP results, primarily as a result of a surge in weather-related claims activity. Overall, we saw an encouraging 10.5% increase in new claim assignments over the prior year's first quarter.

“In our Legal Settlement Administration segment, revenues increased sharply, which drove a substantial increase in operating earnings for the quarter. This increase was driven primarily from our continued engagement in the Gulf Coast Claims Facility (GCCF) special project. We continue to have a substantial backlog of awarded projects in this segment and expect the special project activity to continue through most of 2011, although at a reduced level.

“Our EMEA/AP segment was a strong contributor to operating performance for the quarter, with revenues increasing 16% over the 2010 quarter and operating earnings up nearly 50%. This part of our business was positively impacted by a substantial increase in weather-related claims activity in the 2011 quarter, particularly in our key United Kingdom and Australian markets. More recently, we have mobilized our global resources to assist our clients as they respond to the devastating earthquakes in New Zealand and Japan.

“Operating cash flow for the 2011 first quarter showed a seasonal decline from year-end 2010 levels. Historically, our cash requirements are highest in the first quarter and cash balances replenish over the course of the year. We are continuing to drive our Company to improve its working capital profile.”

Mr. Bowman concluded, "Our overall results for the 2011 first quarter were substantially better than our expectations and the upward revisions to our guidance reflect our increased confidence for the remainder of the year. However, we do expect industry conditions to continue to be challenging, particularly with the effects of employment levels and market conditions in our Broadspire and U.S. property & casualty businesses. We expect to continue to focus significant attention on these areas to drive market share expansion and operating efficiencies.”

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2011 Guidance
Crawford's business is dependent, to a significant extent, on case volumes. The Company cannot predict the future trend of case volumes for a number of reasons, including the fact that frequency and severity of weather-related claims and the occurrence of natural and man-made disasters, which are a significant source of claims and revenue for the Company, are generally not subject to accurate forecasting. Notwithstanding the foregoing, however, based upon first quarter 2011 results and management's expectations with respect to the development of business for the remainder of the year, Crawford & Company revises and increases aspects of its previously issued guidance for 2011 as follows:

•	Consolidated revenues before reimbursements between $1.04 billion and $1.07 billion.

•	Consolidated operating earnings between $74.0 million and $82.0 million.

•	Consolidated cash provided by operating activities between $30.0 million and $35.0 million.

•
After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, and income taxes, net income attributable to shareholders of Crawford & Company on a GAAP basis between $33.0 million and $38.0 million, or $0.60 to $0.70 diluted earnings per share.

Crawford & Company's management will host a conference call with investors on Friday, May 6, 2011 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through May 13, 2011. You may dial 1-800-642-1687 (706-645-9291 international) to listen to the replay. The access code is 61726158. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows for the quarter ended March 31, 2011 is shown on the attached unaudited condensed consolidated financial statements. In addition, the historical results of operations for 2010, 2009 and 2008, and for each quarter of 2010 and 2009, revised for the segment changes, are included in the attachments.

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income (loss) or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of operations.

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has also been removed from operating earnings.

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income or loss, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from capital structure decisions made by management and affecting the Company as a whole. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment's operating activities on a consistent basis.

Certain other gains and expenses may arise from events (such as expenses related to restructurings, losses on subleases, and goodwill impairment charges) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Following is a reconciliation of segment operating earnings to net income attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended
	March 31, 2011	% Margin	March 31, 2010	% Margin
Operating Earnings:
Americas	$3,114	4%	$6,849	8%
EMEA/AP	7,152	9%	4,813	7%
Broadspire	(3,160)	(5)%	(2,333)	(4)%
Legal Settlement Administration	16,998	28%	3,283	16%
Unallocated corporate and shared costs	(350)	—%	(155)	—%
Add/(Deduct):
Loss on sublease	—	—%	(2,663)	(1)%
Stock option expense	(155)	—%	(204)	—%
Amortization expense	(1,499)	(1)%	(1,500)	(1)%
Net corporate interest expense	(4,136)	(1)%	(4,137)	(2)%
Provision for income taxes	(6,037)	(2)%	(893)	—%
Net loss (income) attributable to non-controlling interests	220	—%	(6)	—%
Net income attributable to shareholders of Crawford & Company	$12,147	4%	$3,054	1%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

Other than voting rights, the Company's two classes of stock have essentially identical rights, except that the Board of Directors may pay greater or equal (but not lesser) cash dividends on the Class A Common Stock than on the Class B Common Stock. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless approved by the holders of 75% of the Class A Common Stock, voting as a class.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Three Months Ended March 31,	2011	2010	% Change

Revenues:

Revenues Before Reimbursements	$285,038	$236,266	21%
Reimbursements	19,070	15,787	21%
Total Revenues	304,108	252,053	21%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	206,942	176,546	17%
Reimbursements	19,070	15,787	21%
Total Costs of Services	226,012	192,333	18%

Selling, General, and Administrative Expenses	55,996	48,967	14%
Corporate Interest Expense, Net	4,136	4,137	—%
Loss on Sublease	—	2,663	nm
Total Costs and Expenses	286,144	248,100	15%

Income Before Income Taxes	17,964	3,953	354%
Provision for Income Taxes	6,037	893	576%

Net Income	11,927	3,060	290%

Less: Net (Loss) Income Attributable to Noncontrolling Interests	(220)	6	nm

Net Income Attributable to Shareholders of Crawford & Company	$12,147	$3,054	298%

Earnings Per Share - Basic	$0.23	$0.06	283%
Earnings Per Share - Diluted	$0.23	$0.06	283%

Weighted-Average Shares Used For:
Basic Earnings Per Share	53,081	52,387
Diluted Earnings Per Share	53,504	52,915

Cash Dividends per Share:
Class A and Class B Common Stock	$0.02	$—
nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended March 31
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change

Revenues Before Reimbursements	$85,317	$84,869	1%	$79,775	$68,776	16%	$59,796	$61,963	(3)%	$60,150	$20,658	191%

Compensation & Benefits	56,006	53,969	4%	52,617	48,051	10%	34,714	37,179	(7)%	19,644	10,076	95%
% of Revenues Before Reimbursements	66%	64%		66%	70%		58%	60%		33%	49%

Expenses Other than Reimbursements,
Compensation & Benefits	26,197	24,051	9%	20,006	15,912	26%	28,242	27,117	4%	23,508	7,299	222%
% of Revenues Before Reimbursements	31%	28%		25%	23%		47%	44%		39%	35%

Total Operating Expenses	82,203	78,020	5%	72,623	63,963	14%	62,956	64,296	(2)%	43,152	17,375	148%

Operating Earnings (Loss) (1)	$3,114	$6,849	(55)%	$7,152	$4,813	49%	$(3,160)	$(2,333)	(35)%	$16,998	$3,283	418%
% of Revenues Before Reimbursements	4%	8%		9%	7%		(5)%	(4)%		28%	16%

(1) This is a segment financial measure representing earnings (loss) before income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated overhead corporate and shared costs. See page 5 for a reconciliation of Operating Earnings to Net Income computed in accordance with GAAP.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2011 and December 31, 2010
(In Thousands, Except Par Values)

	Unaudited	*
	March 31	December 31
	2011	2010
ASSETS
Current Assets:
Cash and Cash Equivalents	$46,732	$93,540
Accounts Receivable, Net	167,832	142,521
Unbilled Revenues, at Estimated Billable Amounts	129,606	122,933
Prepaid Expenses and Other Current Assets	21,914	20,411

Total Current Assets	366,084	379,405

Property and Equipment:
Property and Equipment	152,223	149,444
Less Accumulated Depreciation	(108,633)	(106,073)
Net Property and Equipment	43,590	43,371

Other Assets:
Goodwill	126,982	125,764
Intangible Assets Arising from Business Acquisitions, Net	98,609	97,881
Capitalized Software Costs, Net	55,540	55,204
Deferred Income Tax Assets	90,968	91,930
Other Noncurrent Assets	26,197	27,119
Total Other Assets	398,296	397,898

Total Assets	$807,970	$820,674

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-Term Borrowings	$14,000	$—
Accounts Payable	46,649	53,517
Accrued Compensation and Related Costs	72,406	90,590
Self-Insured Risks	15,669	15,094
Income Taxes Payable	5,411	2,558
Deferred Income Taxes	17,439	17,146
Deferred Rent	15,539	15,750
Other Accrued Liabilities	38,048	31,097
Deferred Revenues	50,640	48,198
Mandatory Contributions due to Pension Plan	—	20,000
Current Installments of Long-Term Debt and Capital Leases	2,785	2,891

Total Current Liabilities	278,586	296,841

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	219,829	220,437
Deferred Revenues	29,323	30,048
Self-Insured Risks	15,313	18,274
Accrued Pension Liabilities, Less Current Mandatory Contributions	142,395	145,030
Other Noncurrent Liabilities	15,433	14,813
Total Noncurrent Liabilities	422,293	428,602

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	28,782	28,002
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-In Capital	30,286	32,348
Retained Earnings	179,869	168,791
Accumulated Other Comprehensive Loss	(161,605)	(164,322)
Shareholders’ Investment Attributable to Shareholders of Crawford & Company	102,029	89,516

Noncontrolling Interests	5,062	5,715

Total Shareholders’ Investment	107,091	95,231

Total Liabilities and Shareholders' Investment	$807,970	$820,674
* derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In Thousands)

	Three months ended March 31,
	2011	2010
Cash Flows From Operating Activities:
Net Income	$11,927	$3,060
Reconciliation of Net Income to Net Cash Used In Operating Activities:
Depreciation and Amortization	7,723	7,592
Stock-Based Compensation	370	777
Loss on Disposals of Property and Equipment, Net	8	18
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(24,484)	(13,962)
Unbilled Revenues, Net	(6,192)	(5,877)
Accrued or Prepaid Income Taxes	3,113	3,486
Accounts Payable and Accrued Liabilities	(17,845)	(10,316)
Deferred Revenues	1,741	3,079
Accrued Retirement Costs	(24,296)	(11,056)
Prepaid Expenses and Other Operating Activities	(2,285)	(602)
Net Cash Used In Operating Activities	(50,220)	(23,801)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(3,683)	(2,035)
Proceeds from Disposals of Property and Equipment	16	17
Capitalization of Computer Software Costs	(2,615)	(3,645)
Payments for Business Acquisitions, Net of Cash Acquired	(2,625)	—
Net Cash Used In Investing Activities	(8,907)	(5,663)

Cash Flows From Financing Activities:
Cash Dividends Paid	(1,069)	—
Shares Used to Settle Withholding Taxes Under Stock-Based Compensation Plans	(1,652)	(703)
Increases in Short-Term Borrowings	16,148	16,378
Payments on Short-Term Borrowings	(144)	(688)
Payments on Long-Term Debt and Capital Lease Obligations	(713)	(6,438)
Other Financing Activities	(6)	(39)
Net Cash Provided By Financing Activities	12,564	8,510

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(245)	(1,106)

Decrease in Cash and Cash Equivalents	(46,808)	(22,060)
Cash and Cash Equivalents at Beginning of Year	93,540	70,354
Cash and Cash Equivalents at End of Period	$46,732	$48,294

CRAWFORD & COMPANY
RESULTS OF OPERATIONS (UNAUDITED)
Revised for Segment Changes

				% Change From Prior Year
Year Ended December 31,	2010	2009	2008	2010	2009
	(Dollars in thousands)
Revenues Before Reimbursements:
Americas	$334,940	$340,262	$350,510	(1.6)%	(2.9)%
EMEA/AP	285,798	258,937	311,299	10.4%	(16.8)%
Broadspire	245,496	288,650	311,841	(15.0)%	(7.4)%
Legal Settlement Administration	164,183	82,019	74,932	100.2%	9.5%
Total, before reimbursements	1,030,417	969,868	1,048,582	6.2%	(7.5)%
Reimbursements	80,384	78,334	87,334	2.6%	(10.3)%
Total Revenues	$1,110,801	$1,048,202	$1,135,916	6.0%	(7.7)%
Direct Compensation & Fringe Benefits:
Americas	$213,598	$217,829	$228,516	(1.9)%	(4.7)%
% of related revenues before reimbursements	63.8%	64.0%	65.2%
EMEA/AP	191,435	177,033	209,794	8.1%	(15.6)%
% of related revenues before reimbursements	67.0%	68.4%	67.4%
Broadspire	145,685	161,786	175,412	(10.0)%	(7.8)%
% of related revenues before reimbursements	59.3%	56.0%	56.3%
Legal Settlement Administration	54,596	35,859	35,359	52.3%	1.4%
% of related revenues before reimbursements	33.3%	43.7%	47.2%
Total	$605,314	$592,507	$649,081	2.2%	(8.7)%
% of Revenues before reimbursements	58.7%	61.1%	61.9%
Expenses Other than Direct Compensation & Fringe
Benefits:
Americas	$100,594	$93,039	$93,228	8.1%	(0.2)%
% of related revenues before reimbursements	30.0%	27.4%	26.6%
EMEA/AP	69,535	58,503	68,506	18.9%	(14.6)%
% of related revenues before reimbursements	24.3%	22.6%	22.0%
Broadspire	111,523	128,466	132,903	(13.2)%	(3.3)%
% of related revenues before reimbursements	45.5%	44.6%	42.6%
Legal Settlement Administration	61,926	33,030	28,759	87.5%	14.9%
% of related revenues before reimbursements	37.7%	40.3%	38.4%
Total, before reimbursements	343,578	313,038	323,396	9.8%	(3.2)%
% of Revenues before reimbursements	33.3%	32.3%	30.8%
Reimbursements	80,384	78,334	87,334	2.6%	(10.3)%
Total	$423,962	$391,372	$410,730	8.3%	(4.7)%
% of Revenues	38.2%	37.3%	36.2%
Segment Operating Earnings (Loss) (1):
Americas	$20,748	$29,394	$28,766	(29.4)%	2.2%
% of related revenues before reimbursements	6.2%	8.6%	8.2%
EMEA/AP	24,828	23,401	32,999	6.1%	(29.1)%
% of related revenues before reimbursements	8.7%	9.0%	10.6%
Broadspire	(11,712)	(1,602)	3,526	(631.1)%	(145.4)%
% of related revenues before reimbursements	(4.8)%	(0.6)%	1.1%
Legal Settlement Administration	47,661	13,130	10,814	263.0%	21.4%
% of related revenues before reimbursements	29.0%	16.0%	14.4%
Deduct:
Unallocated corporate and shared costs	(5,841)	(10,996)	(6,362)	(46.9)%	72.8%
Goodwill and intangible asset impairment charges	(10,788)	(140,945)	—	nm	nm
Net corporate interest expense	(15,002)	(14,166)	(17,622)	5.9%	(19.6)%
Stock option expense	(761)	(914)	(861)	(16.7)%	6.2%
Amortization of customer-relationship intangible assets	(5,995)	(5,994)	(6,025)	—%	(0.5)%
Other gains and expenses, net	(4,650)	(4,059)	(788)	14.6%	415.1%
Pretax income (loss)	38,488	(112,751)	44,447	134.1%	(353.7)%
Provision for income taxes	(9,712)	(2,618)	(11,564)	271.0%	(77.4)%
Net Income (Loss)	28,776	(115,369)	32,883	124.9%	(450.8)%
Less: Net income attributable to noncontrolling interests	448	314	624	42.7%	(49.7)%
Net Income (Loss) Attributable to Shareholders of Crawford & Company	$28,328	$(115,683)	$32,259	124.5%	(458.6)%
nm = not meaningful

(1)
This is a segment financial measure representing earnings (loss) before income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated overhead corporate and shared costs.

CRAWFORD & COMPANY
 RESULTS OF OPERATIONS BY QUARTER (UNAUDITED)
Revised for Segment Changes

2010 Quarterly Period	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amounts)
Revenues Before Reimbursements:
Americas	$84,869	$82,299	$85,673	$82,099	$334,940
EMEA/AP	68,776	70,406	68,725	77,891	285,798
Broadspire	61,963	61,180	61,683	60,670	245,496
Legal Settlement Administration	20,658	24,266	38,442	80,817	164,183
Total, before reimbursements	236,266	238,151	254,523	301,477	1,030,417
Reimbursements	15,787	17,835	23,587	23,175	80,384
Total Revenues	$252,053	$255,986	$278,110	$324,652	$1,110,801
Direct Compensation & Fringe Benefits:
Americas	$53,969	$52,639	$53,825	$53,165	$213,598
% of related revenues before reimbursements	63.6%	64.0%	62.8%	64.8%	63.8%
EMEA/AP	48,051	47,976	46,019	49,389	191,435
% of related revenues before reimbursements	69.9%	68.1%	67.0%	63.4%	67.0%
Broadspire	37,179	35,396	35,391	37,719	145,685
% of related revenues before reimbursements	60.0%	57.9%	57.4%	62.2%	59.3%
Legal Settlement Administration	10,076	10,740	13,631	20,149	54,596
% of related revenues before reimbursements	48.8%	44.3%	35.5%	24.9%	33.3%
Total	$149,275	$146,751	$148,866	$160,422	$605,314
% of Revenues before reimbursements	63.2%	61.6%	58.5%	53.2%	58.7%
Expenses Other than Direct Compensation & Fringe
Benefits:
Americas	$24,051	$24,408	$25,617	$26,518	$100,594
% of related revenues before reimbursements	28.3%	29.6%	29.9%	32.3%	30.0%
EMEA/AP	15,912	17,168	17,572	18,883	69,535
% of related revenues before reimbursements	23.1%	24.4%	25.5%	24.3%	24.3%
Broadspire	27,117	27,556	26,951	29,899	111,523
% of related revenues before reimbursements	43.8%	45.0%	43.7%	49.3%	45.5%
Legal Settlement Administration	7,299	7,960	13,843	32,824	61,926
% of related revenues before reimbursements	35.3%	32.8%	36.0%	40.6%	37.7%
Total, before reimbursements	74,379	77,092	83,983	108,124	343,578
% of Revenues before reimbursements	31.5%	32.4%	33.0%	35.9%	33.3%
Reimbursements	15,787	17,835	23,587	23,175	80,384
Total	$90,166	$94,927	$107,570	$131,299	$423,962
% of Revenues	35.8%	37.1%	38.7%	40.4%	38.2%
Segment Operating Earnings (Loss) (1):
Americas	$6,849	$5,252	$6,231	$2,416	$20,748
% of related revenues before reimbursements	8.1%	6.4%	7.3%	2.9%	6.2%
EMEA/AP	4,813	5,262	5,134	9,619	24,828
% of related revenues before reimbursements	7.0%	7.5%	7.5%	12.3%	8.7%
Broadspire	(2,333)	(1,772)	(659)	(6,948)	(11,712)
% of related revenues before reimbursements	(3.8)%	(2.9)%	(1.1)%	(11.5)%	(4.8)%
Legal Settlement Administration	3,283	5,566	10,968	27,844	47,661
% of related revenues before reimbursements	15.9%	22.9%	28.5%	34.5%	29.0%
Deduct:
Unallocated corporate and shared costs	(155)	(1,306)	(783)	(3,597)	(5,841)
Goodwill and intangible asset impairment charges	—	(7,303)	—	(3,485)	(10,788)
Net corporate interest expense	(4,137)	(3,672)	(3,923)	(3,270)	(15,002)
Stock option expense	(204)	(187)	(195)	(175)	(761)
Amortization of customer-relationship intangible assets	(1,500)	(1,499)	(1,497)	(1,499)	(5,995)
Other gains and expenses, net	(2,663)	(1,987)	—	—	(4,650)
Pretax income (loss)	3,953	(1,646)	15,276	20,905	38,488
Provision for income taxes	(893)	(865)	(2,180)	(5,774)	(9,712)
Net Income (Loss)	3,060	(2,511)	13,096	15,131	28,776
Less: Net income attributable to noncontrolling interests	6	16	106	320	448
Net Income (Loss) Attributable to Shareholders of Crawford & Company	$3,054	$(2,527)	$12,990	$14,811	$28,328

2009 Quarterly Period	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amounts)
Revenues Before Reimbursements:
Americas	$87,221	$87,882	$86,916	$78,243	$340,262
EMEA/AP	58,703	62,792	67,062	70,380	258,937
Broadspire	74,601	73,056	70,430	70,563	288,650
Legal Settlement Administration	15,558	25,934	21,344	19,183	82,019
Total, before reimbursements	236,083	249,664	245,752	238,369	969,868
Reimbursements	14,200	21,979	23,105	19,050	78,334
Total Revenues	$250,283	$271,643	$268,857	$257,419	$1,048,202
Direct Compensation & Fringe Benefits:
Americas	$53,977	$54,982	$56,110	$52,760	$217,829
% of related revenues before reimbursements	61.9%	62.6%	64.6%	67.4%	64.0%
EMEA/AP	42,425	42,879	46,048	45,681	177,033
% of related revenues before reimbursements	72.3%	68.3%	68.7%	64.9%	68.4%
Broadspire	42,821	40,950	39,293	38,722	161,786
% of related revenues before reimbursements	57.4%	56.1%	55.8%	54.9%	56.0%
Legal Settlement Administration	8,015	9,821	9,426	8,597	35,859
% of related revenues before reimbursements	51.5%	37.9%	44.2%	44.8%	43.7%
Total	$147,238	$148,632	$150,877	$145,760	$592,507
% of Revenues before reimbursements	62.4%	59.5%	61.4%	61.1%	61.1%
Expenses Other than Direct Compensation & Fringe
Benefits:
Americas	$24,301	$23,392	$23,261	$22,085	$93,039
% of related revenues before reimbursements	27.8%	26.6%	26.7%	28.3%	27.4%
EMEA/AP	11,554	14,710	16,258	15,981	58,503
% of related revenues before reimbursements	19.7%	23.4%	24.2%	22.7%	22.6%
Broadspire	33,734	32,712	32,308	29,712	128,466
% of related revenues before reimbursements	45.2%	44.7%	45.9%	42.1%	44.6%
Legal Settlement Administration	6,016	11,826	7,821	7,367	33,030
% of related revenues before reimbursements	38.7%	45.6%	36.6%	38.4%	40.3%
Total, before reimbursements	75,605	82,640	79,648	75,145	313,038
% of Revenues before reimbursements	32.0%	33.1%	32.4%	31.5%	32.3%
Reimbursements	14,200	21,979	23,105	19,050	78,334
Total	$89,805	$104,619	$102,753	$94,195	$391,372
% of Revenues	35.9%	38.5%	38.2%	36.6%	37.3%
Segment Operating Earnings (Loss) (1):
Americas	$8,943	$9,508	$7,545	$3,398	$29,394
% of related revenues before reimbursements	10.3%	10.8%	8.7%	4.3%	8.6%
EMEA/AP	4,724	5,203	4,756	8,718	23,401
% of related revenues before reimbursements	8.0%	8.3%	7.1%	12.4%	9.0%
Broadspire	(1,954)	(606)	(1,171)	2,129	(1,602)
% of related revenues before reimbursements	(2.6)%	(0.8)%	(1.7)%	3.0%	(0.6)%
Legal Settlement Administration	1,527	4,287	4,097	3,219	13,130
% of related revenues before reimbursements	9.8%	16.5%	19.2%	16.8%	16.0%
Deduct:
Unallocated corporate and shared costs	(2,076)	(5,333)	(949)	(2,638)	(10,996)
Goodwill and intangible asset impairment charges	—	(94,000)	(46,945)	—	(140,945)
Net corporate interest expense	(3,485)	(3,640)	(3,126)	(3,915)	(14,166)
Stock option expense	(233)	(197)	(266)	(218)	(914)
Amortization of customer-relationship intangible assets	(1,498)	(1,496)	(1,500)	(1,500)	(5,994)
Other gains and expenses, net	(1,815)	—	—	(2,244)	(4,059)
Pretax income (loss)	4,133	(86,274)	(37,559)	6,949	(112,751)
(Provision) benefit for income taxes	(1,120)	(1,615)	(1,841)	1,958	(2,618)
Net Income (Loss)	3,013	(87,889)	(39,400)	8,907	(115,369)
Less: Net income (losss) attributable to noncontrolling interests	(69)	235	110	38	314
Net Income (Loss) Attributable to Shareholders of Crawford & Company	$3,082	$(88,124)	$(39,510)	$8,869	$(115,683)

(1)
This is a segment financial measure representing earnings (loss) before income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated overhead corporate and shared costs.